08029058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Financial Securities Marketing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland, Oregon 97209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Rogers (503)232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1300 SW Fifth Avenue, Suite 3100, Portland Oregon 97201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Financial Securities Marketing, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FINOP

Title

Notary Public

OFFICIAL SEAL
SUSAN PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 425383
MY COMMISSION EXPIRES MAR. 20, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M Financial Securities Marketing, Inc.

Financial Statements and Supplementary Data
December 31, 2007 and 2006

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors

To the Board of Directors of
M Financial Securities Marketing, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of M Financial Securities Marketing, Inc. (the "Company") at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Company has restated its financial statements as of December 31, 2006 and for the year then ended.

PricewaterhouseCoopers LLP

February 28, 2008

Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006 (As Restated)
Assets		
Cash and cash equivalents	$ 4,568,650	$ 379,254
Intermediary fee receivables	798,730	249,033
Deferred tax asset	30,662	-
Prepaid expenses and other assets	4,841	5,704
Total assets	$ 5,402,883	$ 633,991
Liabilities		
Payable for income taxes	$ 1,559,487	$ 108,622
Payable to Parent	475,312	72,313
Total liabilities	2,034,799	180,935
Stockholder's Equity		
Common stock, no par value, 100 shares issued and outstanding, at December 31, 2007 and 2006	1,000	1,000
Additional paid-in capital	279,148	279,148
Retained earnings	3,087,936	172,908
Total stockholder's equity	3,368,084	453,056
Total liabilities and stockholder's equity	$ 5,402,883	$ 633,991

The accompanying notes are an integral part of these financial statements.

Statements of Operations

	2007	2006
Revenues		
Intermediary fee income	$ 13,786,928	$ 458,894
Interest income	120,076	3,000
Other income	103,951	268
Total revenues	14,010,955	462,162
Expenses		
Employee compensation and benefits	1,218,971	28,580
Meetings	975,853	12,537
Outside professional fees	291,554	64,647
Office expenses	196,758	65,009
General and administrative	79,336	3,947
Travel	56,150	1,939
Recruiting and relocation	29,348	2,028
Marketing	21,424	1,800
Education	5,428	152
Total expenses	2,874,822	180,639
Income before income taxes	11,136,133	281,523
Provision for income taxes	1,420,203	108,622
Net income	$ 9,715,930	$ 172,901

The accompanying notes are an integral part of these financial statements.

M Financial Securities Marketing, Inc.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2007 and 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings	Totals
	Shares	Amount			
Balances at December 31, 2005	100	$ 1,000	$ 9,000	$ 7	$ 10,007
Net income	-	-	-	172,901	172,901
Capital contribution from Parent	-	-	270,148	-	270,148
Balances at December 31, 2006, as restated	100	1,000	279,148	172,908	453,056
Net income	-	-	-	9,715,930	9,715,930
Dividends to Parent	-	-	-	(6,800,902)	(6,800,902)
Balances at December 31, 2007	100	$ 1,000	$ 279,148	$ 3,087,936	$ 3,368,084

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

	2007	2006 (As Restated)
Cash flows from operating activities		
Net income	$ 9,715,930	$ 172,901
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities		
Accounts receivable	(549,697)	(249,033)
Deferred tax asset	(30,662)	-
Prepaid expenses and other assets	863	(5,704)
Payable for income taxes	1,450,865	108,622
Payable to Parent	402,999	72,313
Net cash provided by operating activities	10,990,298	99,099
Cash flows from financing activities		
Dividends to Parent	(6,800,902)	-
Proceeds from additional capital contribution from Parent	-	270,148
Net cash (used in) provided by financing activities	(6,800,902)	270,148
Net increase in cash and cash equivalents	4,189,396	369,247
Cash at beginning of year	379,254	10,007
Cash at end of year	$ 4,568,650	$ 379,254

The accompanying notes are an integral part of these financial statements.

1. Basis of Presentation and Significant Accounting Policies

Organization and Nature of Business

M Financial Securities Marketing, Inc. (the "Company"), an Oregon corporation, was incorporated on June 20, 2005. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD") now part of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the "Parent"). The Parent's primary operating subsidiary is M Life Insurance Company ("M Financial Re"). M Financial Re assumes and retrocedes life insurance contract risks. The life insurance contracts are produced for certain direct writing companies by agents who are stockholders in the Parent ("Member Firms"). The Company primarily receives intermediary fees in the form of compensation from selected insurance carriers based upon the volume of premiums and type of variable insurance products sold by Member Firms. The Company commenced operations in November 2006.

Basis of Presentation

The Company is engaged in a single line of business as a limited business broker-dealer, which primarily receives intermediary fees in the form of compensation from selected insurance carriers based upon the volume of premiums and type of variable insurance products sold by Member Firms.

Accounts Receivable

Management recorded $33,000 as a provision for uncollectible accounts at December 31, 2007. Management believed the amount of any uncollectible accounts receivable was immaterial at December 31, 2006; accordingly, no provision for uncollectible accounts was recorded.

Cash and Cash Equivalents

The Company's cash consists of bank deposits and money market instruments. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. For the years ended December 31, 2007 and 2006, the Company has provided for income taxes as if the Company filed a separate income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Restatement

The Company has restated its financial statements as of December 31, 2006 and for the year then ended to properly reflect the Company's income tax liability. The Company incorrectly recorded a capital contribution from its Parent to relieve its tax liability at December 31, 2006.

The correction resulted in an increase in income taxes payable of $108,622 and a decrease in additional paid in capital of $108,622 at December 31, 2006. This correction did not impact the Statement of Operations as the Company had correctly recorded its income tax expense for the

year ended December 31, 2006. As a result of this correction, cash flows provided by operating activities increased by $108,622 and cash flows provided by financing activities decreased by $108,622 for the year ended December 31, 2006.

3. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness balances, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate indebtedness. At December 31, 2007 and 2006 (as restated), the Company had net capital of $2,442,478 and $198,319, which was $2,306,825 and $175,702 in excess of its required net capital of $135,653 and $22,017, respectively.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because of the nature of its business.

4. Related-Party Transactions

The Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses of the Company were incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, and outside professional services, which were specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. At December 31, 2007 and 2006, the Company had a payable to Parent for expenses of $475,312 and $72,313, respectively.

Between the time of the Company's incorporation in June 2005 and the commencement of business operations in November 2006, the Parent contributed capital in the amount of $279,148 in addition to the capital stock of $1,000. The Company currently earns net income to support its operations, however, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses.

In cases where the Company has excess capital from operations, it will pay a dividend to its Parent. In 2007 the Company paid $6,800,902 in dividends to its Parent.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For purposes of the financial statements, federal income taxes are calculated as if the Company filed a separate federal income tax return. The income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, is as follows:

	2007	2006
Federal	$ 1,419,472	$ 95,813
State	731	12,809
	$ 1,420,203	$ 108,622

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	2007	2006
Expected income tax expense at U.S. statutory tax rate	$ 3,786,285	$ 95,718
The effect of		
Deductible expenses	(2,367,148)	-
Other	583	95
Increase due to state taxes, net of U.S. federal income tax effects	483	12,809
Income tax expense	$ 1,420,203	$ 108,622

The temporary differences that give rise to deferred income tax assets at December 31, 2007 relates to the following:

Deferred income tax assets	
Start-up expenses	$ 30,652
Deferred state income tax, net of federal tax effect	10
Net deferred income tax asset	$ 30,662

6. Disclosures about Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosures of fair value information about financial instruments, and includes assets and liabilities recognized or not recognized in the statements of financial condition, for which it is practicable to estimate their fair value. The financial instruments of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

7. Commitments and Contingencies

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, are subject to litigation in the normal course of their business. The Company's management does not believe that such litigation will have a material effect on its consolidated financial position.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	As Filed in Part IIA Focus Report
Net capital	
Total stockholder's equity	$ 3,368,084
Less nonallowable assets	
Deferred tax asset	30,662
Accounts and commission receivable	798,730
Prepaid expenses and other assets	4,841
Net capital before haircuts on securities position	2,533,851
Haircuts on money market	(91,373)
Net capital	$ 2,442,478
Aggregate indebtedness	
Items included in statement of financial condition	
Payable for income taxes	$ 1,559,487
Payable to Parent	475,312
Aggregate indebtedness	$ 2,034,799
Computation of basic net capital requirement	
Minimum dollar net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 135,653
Excess net capital	2,306,825
Ratio of aggregate indebtedness to net capital	0.83 to 1

NOTE: There are no material differences between this calculation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2007.

M Financial Securities Marketing, Inc.
Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements for Brokers or Dealers Pursuant to Rule 15c3-3
December 31, 2007

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for or owe funds or securities to customers.

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
M Financial Securities Marketing, Inc.

In planning and performing our audit of the financial statements of M Financial Securities Marketing, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2008

END